Exhibit 99.1

De Beers Canada and Mountain Province Diamonds Provide Gahcho Kué Project Update

TORONTO AND NEW YORK, June 14, 2011 /CNW/ - Gahcho Kué JV partners De Beers Canada Inc. (51%) and Mountain Province Diamonds Inc. (49%) (TSX: MPV) (NYSE AMEX: MDM) today announced that they have:

1.	Approved the Gahcho Kué feasibility study with agreed revisions and clarifications;
2.	Approved the execution of the necessary development work for the Gahcho Kué project; and
3.	Mandated the Gahcho Kué project operator to prepare a plan and budget for the development of the Gahcho Kué mine.

The plan and budget, once approved by the JV partners, will serve as the basis for a final investment decision, which is expected to be made once the partners have clarity on the progress of the environmental review currently underway.

About Mountain Province

Shares Issued and Outstanding: 80,295,558

TSX: MPV

NYSE AMEX: MDM

Mountain Province is a 49% participant in the Gahcho Kué JV with De Beers Canada (51%). Located in Canada's Northwest Territories, the Gahcho Kué Project consists of a cluster of kimberlites, three of which have a probable mineral reserve of 31.3 million tonnes grading 1.57 carats per tonne for total diamond content of 49 million carats. Gahcho Kué is the world's largest and highest grade diamond development project. A recently completed definitive feasibility study (available of SEDAR) indicates that the Gahcho Kué project has an IRR of 33.9%.

About De Beers Canada Inc

De Beers Canada is Canada's leading diamond company and part of the De Beers Family of Companies. De Beers Canada operates the Snap Lake Mine in the Northwest Territories and the Victor Mine in northern Ontario, both of which opened in July 2008. De Beers Canada is also a 51% Joint Venture partner in the Gahcho Kué Project in the Northwest Territories.

For more information, please visit www.debeerscanada.com.

Forward-Looking Statement

This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provisions of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

For further information:

Mountain Province Diamonds Inc.
Patrick Evans, President and CEO
Phone: (416) 361-3562
www.mountainprovince.com
E-mail: info@mountainprovince.com

De Beers Canada Inc
Cathie Bolstad
Director, External & Corporate Affairs
Phone: (867) 766-7325
www.debeerscanada.com
E-mail: Cathie.Bolstad@debeerscanada.com

CO: Mountain Province Diamonds Inc.

CNW 07:48e 14-JUN-11